September 19, 2006

Mr. Adam Washecka
Staff Accountant
Securities and Exchange Commission

RE: Integrated Alarm Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 000-50343

Dear Mr. Washecka:

We have received your comment letter on the above noted filings of our Company. We have begun the process of compiling a comprehensive response to your questions and observations. We have reviewed the first draft with our auditors who have made suggestions, for improvement and clarification.

Due to the changes that are required and allowing for an additional review by our auditors we respectfully request an extended due date of September 26, 2006.

Thank you for your anticipated cooperation in this matter.

Sincerely,

/S/ Michael T. Moscinski
Michael T. Moscinski
Chief Financial Officer